SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                          FIBERNET TELECOM GROUP, INC.
                        --------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                        --------------------------------
                         (Title of Class of Securities)


                                    315653105
                                  ------------
                                 (CUSIP Number)


                              Joseph A. Tortoretti
                               c/o LTJ Group, Inc.
                               2821 Cattleman Road
                             Sarasota, Florida 34232
                                  941-308-2002
                        --------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                November 1, 2000
                        --------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)
                       or (4), check the following box |_|


                               Page 1 of 7 pages




NY/307632.3

                                  SCHEDULE 13D
-------------------                                         -------------------
CUSIP No. 315653105
-------------------                                         -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


               LTJ Group, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS


               00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


               Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

 NUMBER OF
  SHARES                   0(1)
BENEFICIALLY   _________________________________________________________________
 OWNED BY      8    SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       12,015,910 (1)(2)
   WITH        _________________________________________________________________


--------

      1/Pursuant to a stockholders agreement dated May 7, 1999, LTJ Group, Inc. granted an irrevocable proxy to Signal Equity Partners, L.P., Trident Telecom Partners, LLC and Concordia Telecom Management, L.L.C. to vote all of LTJ Group, Inc.'s shares at all meetings of stockholders of the Issuer. Signal Equity Partners, L.P. Trident Telecom Partners, LLC and Concordia Telecom Management, L.L.C. have previously filed a Schedule 13D.

      2/Includes 7,433,220 shares of Common Stock of the Issuer held by Signal Equity Partners, L.P., Trident Telecom Partners, LLC and Concordia Telecom Management, L.L.C., which, together with LTJ Group, Inc., may constitute a "group" for purposes of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934 by virtue of the irrevocable proxy referred to above. Also, includes currently exercisable options to purchase 190,000 shares of Common Stock which are held by Joseph A. Tortoretti; 1,000 shares of Common Stock owned by Joseph A. Tortoretti. In addition, 3,000 shares of Common Stock owned by Patricia Tortoretti, Lynn Tortoretti and Todd Tortoretti, each a family member of Joseph A. Tortoretti, and currently exercisable options to purchase 5,886 shares of Common Stock are held by Todd Tortoretti.



NY/307632.3
                                   Page 2 of 7

               -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER


               4,391,690
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


                         0
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          4,391,690
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          13.57%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON


          CO
--------------------------------------------------------------------------------




NY/307632.3
                                   Page 3 of 7

                                  Schedule 13D
                                  ------------

Item 1.           Security and Issuer.

         The class of equity securities to which this statement on Schedule 13D relates is the common stock, $0.001 par value (the "Common Stock"), of FiberNet Telecom Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 570 Lexington Avenue, New York, New York 10022.


Item 2.           Identity and Background.

         (a) LTJ Group, Inc. ("LTJ" or the "Reporting Person"), a Delaware corporation, hereby files this statement on Schedule 13D.

                  The capital stock of LTJ is owned in equal parts by Joseph A. Tortoretti ("Tortoretti"), Lynn Tortoretti and Todd Tortoretti, each a citizen of the United States of America.

         (b) LTJ's business address is 2821 Cattleman Road, Sarasota, Florida 34232.

                  LTJ is principally engaged in the business of Investments in Telecommunications and Computer Training Companies.

         (c) Listed below are the principal occupations of the directors and officers of LTJ.

                  Name                                        Occupation
                  ----                                        ----------

                  Joseph A. Tortoretti                        President

                  Todd J. Tortoretti                          Vice President

                  Lynn K. Tortoretti                          Secretary


         (d)      None

         (e)      None


Item 3.           Source and Amount of Funds or Other Consideration.

         The merger of Desert Native Designs Inc. and FiberNet Telecom Inc. (discussed fully below) was a stock-for-stock transaction.

Item 4.           Purpose of Transaction.

         (a) This filing is to bring the filings of the Reporting Person up to date in respect of its holdings in the Issuer. LTJ and two other shareholders formed FiberNet Telecom, Inc., the Issuer's predecessor in interest, on August 10, 1994. On November 24, 1997, Desert Native Designs Inc., an existing public company incorporated in the State of Nevada, acquired FiberNet


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                                   Page 4 of 7

Telecom, Inc. pursuant to an agreement and plan of merger dated as of the same date. Upon consummation of the merger, FiberNet Telecom, Inc. became a wholly owned subsidiary of Desert Native Designs, Inc., which subsequently changed its name to FiberNet Telecom Group, Inc. As a result of the merger, in November 1997, (i) LTJ acquired 4,025,000 shares of the Common Stock of the Issuer, and
(ii) Tortoretti was granted options to purchase 190,000 shares of Common Stock pursuant to the Issuer's Incentive Stock Option Plan, which options are currently exercisable. The Issuer became a reporting company under Section 12(g) of the Securities Exchange Act of 1934, as amended, on July 22, 1998. In June 1999, LTJ acquired an additional 135,556 shares of the Common Stock and currently exercisable warrants to purchase 231,134 shares of the Common Stock. In November 1997, Tortoretti acquired 1,000 shares of the Common Stock on the open market.

         (b) In addition to shares held by LTJ and Tortoretti mentioned in paragraph (a) above, in November 1997, Patricia Tortoretti, Lynn Tortoretti and Todd Tortoretti acquired in the aggregate 3,000 shares of the Common Stock of the Issuer on the open market and in January 2000, Todd Tortoretti acquired options to purchase 5,886 shares of Common Stock which are currently exercisable.


Item 5.           Interest in Securities of the Issuer.

         (a) 1. As of the close of business on October 31, 2000, the Reporting Person beneficially owned, within the meaning of Rule 13d-3 under the Act, 4,391,690 shares of Common Stock. Based on 32,371,765 shares outstanding as of September 30, 2000, the Reporting Persons beneficially owns 13.57% of the outstanding Common Stock of the Issuer.

                  2. Pursuant to a stockholders agreement dated May 7, 1999, LTJ granted an irrevocable proxy to Signal Equity Partners, L.P., Trident Telecom Partners, LLC and Concordia Telecom Management, L.L.C. (the "Funds") to vote all of LTJ's shares at all meetings of stockholders of the Issuer. As a result, LTJ may be considered a member of a "group" that includes the Funds for purposes of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. LTJ and the Funds together beneficially own 11,824,910 shares of Common Stock. Such amount includes (i) 4,160,556 shares of Common Stock of which LTJ is the record owner;
(ii) currently exercisable warrants to purchase 231,134 shares of Common Stock of which LTJ is the record owner and (iii) 7,433,220 shares of Common Stock held by the Funds. Based on 35,832,433 shares of Common Stock outstanding as of September 30, 2000 (which number also includes exercisable warrants and stock options of the Funds), the group beneficially owns 33.00% of the outstanding Common Stock of the Issuer.

                  3. Taking into consideration (i) 4,000 shares of the Common Stock of the Issuer owned by Tortoretti, Patricia Tortoretti, Lynn Tortoretti and Todd Tortoretti; (ii) currently exercisable options to purchase 190,000 shares of Common Stock held by Tortoretti; (iii) currently exercisable options to purchase 5,886 shares of Common Stock held by Todd Tortoretti in addition to 11,824,910 shares of Common Stock held by LTJ and the Funds mentioned in paragraph 2. above, the shared voting power of the "group" of which the Reporting Person may be considered a member and affiliates of the Reporting Person is represented by 12,024,796 shares of Common Stock. Based on 35,832,433 shares of Common Stock outstanding as of September 30, 2000 (which number also includes exercisable warrants and stock options of the Funds), the Reporting Person and members of a "group" and affiliates of the Reporting Person beneficially own 33.56% of the outstanding Common Stock of the Issuer.



NY/307632.3
                                   Page 5 of 7

         (b) Pursuant to a stockholders agreement dated May 7, 1999, LTJ granted an irrevocable proxy to the Funds to vote all of its shares at all meetings of stockholders. Signal Equity Partners, L.P. Trident Telecom Partners, LLC and Concordia Telecom Management, L.L.C. have previously filed a Schedule 13D.

         (c) Except as set forth or incorporated by reference herein, neither the Reporting Person, nor, to the best of its knowledge, any executive officer or director of the Reporting Person, has effected any transaction in the Common Stock of the Issuer during the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Common Stock of the Issuer beneficially owned by LTJ.

         (e)      Not applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         LTJ is an affiliate of Tortoretti. The shares of capital stock of LTJ are owned by the stockholders, who are family members.

         LTJ is a party to a Stockholders Agreement dated as of May 7, 1999 among the Issuer, LTJ, the Funds and certain other stockholders (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, LTJ granted an irrevocable proxy to the Funds to vote all of LTJ's shares of stock of the Issuer at all meetings of stockholders.

Item 7.           Material to be Filed as Exhibits.

         Exhibit 20.1       Irrevocable Proxy dated May 7, 1999.



NY/307632.3
                                   Page 6 of 7

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2000


                                        LTJ GROUP, INC.

                                        By:/s/ Joseph A. Tortoretti
                                           -----------------------------
                                            JOSEPH A. TORTORETTI